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                              December 21, 2020

       Eric D. Marsh
       President, Chief Executive Officer and Chairman of the Board Vine Resources Inc.
       5800 Granite Parkway, Suite 550
       Plano, Texas 75024

                                                        Re: Vine Resources Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
24, 2020
                                                            CIK 0001693853

       Dear Mr. Marsh:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please revise your prospectus cover page to disclose your classes of common stock. In this regard, clarify
that you will have two classes of securities and, although you are not offering any shares of
Class B common stock, each share of Class B common stock will entitle its holder
(Vine Investment) to one vote on all matters to be voted on by shareholders generally,
and holders of Class A common stock and Class B common stock will vote together as a
single class on all matters presented to your shareholders for their vote or approval. As
applicable, please also identify the entity that will control the company and disclose
the percentage of voting power that will be held by that entity after the consummation of the
offering.
 Eric D. Marsh
FirstName LastNameEric  D. Marsh
Vine Resources Inc.
Comapany21,
December  NameVine
              2020 Resources Inc.
December
Page 2    21, 2020 Page 2
FirstName LastName
Prospectus Summary
Our Company, page 2

2. You disclose on page 2 and elsewhere in your prospectus that "[u]tilizing an average of 4 gross rigs, which [you] believe is sufficient to maintain production, [you] have approximately 22 years of development opportunities." You also disclose on page 56 that
         "[u]tilizing an average of 3 gross rigs, [you] have approximately 27 years of development opportunities." Please expand your disclosure to explain how the development opportunities were calculated.
3. You disclose on page 2 and elsewhere in your filing that "[you] believe [your] inventory of drilling locations generates a weighted average rate of return of 71% at a NYMEX gas price of $2.75 per MMbtu. In addition, you disclose on page 5 that "[you] believe the weighted average gas price necessary to yield a Breakeven PV-10 for [your] remaining
         7,500 ft and 10,000 ft laterals to be $1.85 and $1.76 per MMBtu, respectively." Please revise to define the terms "weighted average rate of return" and "weighted average gas price." In addition, please provide context and explain how you calculated the 71%
         weighted average rate of return.
4. We note your assertions regarding your competitive position within your industry and your use of industry and market data from third parties such as The Oil & Gas Journal,
         Enverus, and EIA here and elsewhere in your prospectus. Please ensure that you have disclosed your support for all such statements, including the names of reports and dates of third party sources. To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with
         Rule 436.
Business Strengths, page 8

5. We note the disclosure regarding your operating margin for the annualized quarterly period ending September 30, 2020. Revise to provide information regarding your operating margin for the most recent annual period presented in your submission.
6. Revise to provide the disclosures required by Item 10(e) of Regulation S-K for levered free cash flow, which you have identified as a non-GAAP measure.
7. We note the disclosure that you consider yourself to be a "leader in environmental, governance and societal responsibilities." Please consider revising the sub-heading and disclosures to clarify that you are referring generally to the natural gas product and provide additional substantiation to explain how you are a "leader" in environmental, governance and societal responsibilities.
Recent Developments, page 9

8. We note the disclosure here that the COVID-19 outbreak has significantly decreased the demand for hydrocarbons along with the risk factor disclosure on page 26 of your
 Eric D. Marsh
FirstName LastNameEric  D. Marsh
Vine Resources Inc.
Comapany21,
December  NameVine
              2020 Resources Inc.
December
Page 3    21, 2020 Page 3
FirstName LastName
         submission. Revise to more thoroughly disclose the effects of COVID-19, what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Ensure your revised disclosure is comprehensive and addresses the elements relevant and material to your business, financial condition, and results of operations. For guidance, consider the
         Division of Corporation Finance's Disclosure Guidance Topics Nos. 9 & 9A, available on our website.
9. We note the disclosure that you have "secured" a new reserve-based lending facility that will close simultaneously with this offering. Please revise your prospectus to disclose the material terms of such credit facility.
Summary Reserve, Production and Operating Data
Sensitivity of Proved Reserves Based on Future Strip Pricing, page 23

10. Revise the tabular presentation of the estimates of proved reserves to resolve the inconsistencies between the reserve figures and the corresponding line item description.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 56

11. Revise the disclosure of the number of future drilling locations to resolve the inconsistency between the 800 locations disclosed here and the 1,000 locations disclosed on page 2 and elsewhere in your filing.
Market Conditions and Operational Trends, page 56

12. Provide additional disclosure regarding known trends in natural gas prices reasonably expected to have a material impact on your liquidity, capital resources, or results of
         operations. The revised disclosure should clarify management   s view
of trends in
         commodity prices and the resulting potential variability to your earnings and cash flow.
         For example, the discussion of changes in your results of operations for the period through
         September 30, 2020 refers to the decline in the Henry Hub price upon which your sales price is determined while disclosure elsewhere in your submission states that lower levels of gas supply have pushed current and forecasted prices higher. This disclosure goes on
         to state that    the reduction in drilling activity and rig counts may
contribute to a shortage
         in the supply of natural gas in the future, which could result in
higher gas prices.    Ensure
         that your revisions enable financial statements users to ascertain the likelihood that past results are indicative of future performance. Refer to Item 303(a)(3)(ii) of Regulation S-K along with section III.B.3. of SEC Release No. 33-8350.
Business
Our Operations
Reserve Data and Presentation, page 90

         Modify the tabular disclosure of probable and possible reserves on pages 91, 92, and 94 to
 Eric D. Marsh
FirstName LastNameEric  D. Marsh
Vine Resources Inc.
Comapany21,
December  NameVine
              2020 Resources Inc.
December
Page 4    21, 2020 Page 4
FirstName LastName
13. separately disclose the net quantities of developed and undeveloped reserves to comply with Item 1202(a)(2) of Regulation S-K.
Proved Undeveloped Reserves (in MMcf), page 93

14. The discussion of the changes that occurred in the net quantities of proved undeveloped reserves identifies various items that contributed to the revisions in the previous estimates of reserves, e.g. type curve improvements, working interest adjustments, updating the gas prices, updating the economic assumptions, and technical refinement of fault mapping and wells spacing assumptions. Expand the discussion to separately quantify the net amount attributable to each item to reconcile to the overall change due to revisions so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to
         Item 1203(b) of Regulation S-K. Note that this comment also applies to the disclosure of revisions of the previous estimates in total proved reserves for each of the periods presented on page F-23 for Vine Oil & Gas LP and on page F-54 for Brix Oil & Gas, respectively. See FASB ASC 932-235-50-5.
Adjusted Index Prices Used in Reserve Calculations, page 95

15. Expand the presentation of the prices used in the reserve calculations to provide comparable information for both the realized unweighted and weighted historical SEC and
         NYMEX future strip prices by individual reserve category.
Preparation of Reserve Estimates, page 97

16. Expand the disclosure to discuss the uncertainty related to the estimates of probable and possible reserves included in this prospectus. The discussion should include appropriate cautionary language indicating estimates of probable and possible reserves (i) are more uncertain than proved reserves, (ii) have not been adjusted for risk attributable to that uncertainty, and (iii) may not be comparable with each other and should not be summed arithmetically with each other or with estimates for proved reserves. Refer Item
         1202(a)(5) of Regulation S-K and the answer to Compliance and Disclosure Interpretation
         Question 105.01, which can be found at the following address: https://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.
Productive Wells as of December 31, 2019, page 99

17. Revise the figure for the number of gross combined productive wells operated by Vine and Brix to reconcile the apparent difference with the figures disclosed separately for Vine
         Oil & Gas and for Brix and Harvest. Refer to the definition of a gross well in Item
         1208(c)(1) of Regulation S-K.
 Eric D. Marsh
FirstName LastNameEric  D. Marsh
Vine Resources Inc.
Comapany21,
December  NameVine
              2020 Resources Inc.
December
Page 5    21, 2020 Page 5
FirstName LastName
Drilling Activity, page 101

18. Expand the disclosure of drilling activities to provide the number of dry development and exploratory wells drilled in each of the last two fiscal years to comply with Item 1205 of
         Regulation S-K.
19. Revise the figure for the number gross combined productive development wells drilled to reconcile the apparent difference with the figures disclosed separately for Vine Oil & Gas and for Brix and Harvest. Refer to the definition of a gross well in
Item 1208(c)(1) of
         Regulation S-K.
Executive Compensation, page 118

20. Your exhibit index indicates that you will file by amendment your employment agreements with Eric D. Marsh, your President and Chief Executive Officer, and Wayne
         Stoltenberg, your Executive Vice President and Chief Financial Officer. Please revise your disclosure to describe the material terms of these employment agreements. For guidance, please refer to Item 402(o)(1) of Regulation S-K. Security Ownership of Certain Beneficial Owners and Management, page 120

21. Please disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Vine Investment and Vine
         Investment II. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
Financial Statements
Vine Oil & Gas LP
Consolidated Statements of Operations, page F-3

22. As you will become a taxpaying entity for federal income tax purposes following the completion of your planned corporate reorganization, provide pro forma tax and earnings per share data on the face of your statements of operations.
Notes to Financial Statements
Note 10 - Partners    Capital and Profit Interests Awards, page F-19

23. We note that the Class A Units treated as profit-sharing arrangements will trigger no compensation expense until amounts payable under such awards become probable and estimable. Tell us whether your proposed offering is expected to result in payment to the holders of these awards. As part of your response, provide similar information for the awards treated as profit sharing arrangements noted in the financial statements for Brix
         Oil & Gas Holdings LP and Harvest Royalties Holdings LP.
Note 13 - Supplemental Natural Gas Information (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas
Reserves, page F-24
 Eric D. Marsh
Vine Resources Inc.
December 21, 2020
Page 6

24. Expand the discussion relating to the standardized measure to clarify if the costs associated with the abandonment of the proved properties, including the costs related to undrilled proved locations, have been included as part of the future development costs used in the calculations as of December 31, 2019 and 2018, respectively. If these costs have been omitted, explain to us the rationale for excluding these costs. This comment also applies to the disclosure of the standardized measure of discounted future net cash flows for Brix Oil & Gas presented on page F-56.
Brix Oil & Gas Holdings LP and Harvest Royalties Holding LP
Notes to Combined Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page F-44

25. We note that you have presented combined financial statements for Brix Oil & Gas
      Holdings LP and Harvest Royalties Holdings LP as these entities are under common management. Describe the factors that led to your determination that these entities are under common management, such as their organizational structures and management teams. Refer to Rule 3-05(a)(3) of Regulation S-X.
General

26. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at
(202) 551-3699 with questions about engineering comments. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-
551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameEric D. Marsh
                                                             Division of
Corporation Finance
Comapany NameVine Resources Inc.
                                                             Office of Energy &
Transportation
December 21, 2020 Page 6
cc:       Michael Rigdon, Esq.
FirstName LastName